Exhibit 99.51

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
January 12, 2007	Canada V6C 3S7
Telephone+1 604 806 7000
Facsimile +1 604 806 7806
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Dear Sirs:
Re: Blue Pearl Mining Ltd.
We have read the statements made by Blue Pearl Mining Ltd. in the attached copy of Change of Auditor Notice dated January 12, 2007, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.
We agree with the statements in the Change of Auditor Notice dated January 12, 2007.
Yours very truly,
Chartered Accountants
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCooper International Limited, each of which is a separate and independent legal entity.